

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

April 8, 2016

<u>Via E-mail</u>
Mr. Carter J. Ward
Chief Financial Officer
Elite Pharmaceuticals, Inc.
165 Ludlow Avenue
Northvale, NJ 07647

Re: Elite Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2015
Filed June 15, 2015
Form 10-Q/A for the Quarterly Period Ended June 30, 2015
Filed December 30, 2015
Form 10-Q/A for the Quarterly Period Ended September 30, 2015
Filed December 30, 2015
File No. 001-15697

Dear Mr. Ward:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Sharon Blume

                Sharon Blume
                Accounting Branch Chief
                Office of Healthcare and Insurance